Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        Global Small Cap Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37935V103
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 7, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  153455100                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  615863
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          615863
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      615863
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  16.2%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  153455100                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  513500
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      513500
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        513500
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 13.5%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of Global Small Cap Fund, Inc.(the "Issuer"). The principal executive offices of the Fund are located at 1285 Avenue of the Americas, New York, NY 10019
	Margo Alexander, President


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting Persons"), who are Registered Investment Advisors, One West Pack Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	     Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in an increase in the market value of the issuer's shares.

After patiently waiting for the issuer to deal effectively with its discount and portfolio performance problems, the reporting persons have become concerned that the issuer is either unable or unwilling to correct its shortcomings in these areas. Consequently, the reporting persons have concluded that it is possible that they may themselves need to take actions or otherwise encourage actions by the issuer in the future to improve share value for all shareholders. It is possible that such actions may have the effect of changing or influencing the control of the issuer. No specific actions have as yet been formulated and it is possible that none will be if adequate steps are taken by the issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's annual report, dated September 15,1998, states that, as of the close of business on July 31, 1998, there were 3,801,667 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,129,363 shares of Common Stock, which constitute approximately 29.7% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Reporting Persons.

                  (c) During the last sixty days, the following shares of Common Stock were traded:



 Date       Number of Shares        Price Per Share
- -------    ----------------       ---------------

3/2/99      1500 bought              12.4375
3/2/99      4000 bought              12.625
3/3/99      2300 bought              12.5625
3/4/99      2200 bought              12.6136
3/5/99      5600 bought              12.625
3/8/99      6000 bought              12.625
3/9/99      4600 bought              12.625
3/9/99       400 bought              12.625
3/10/99     7200 bought              12.8368
3/11/99     2900 bought              12.8858
3/11/99     8000 bought              13
3/12/99    10100 bought              12.6918
3/15/99     3000 bought              12.5625
3/16/99      500 bought              12.625
3/17/99     3200 bought              12.625
3/18/99     1200 bought              12.75
3/22/99     4300 bought              12.5727
3/24/99     4600 bought              12.0815
3/25/99     1100 bought              12.25
3/26/99     7600 bought              12.2944
3/29/99     3600 bought              12.6042
3/29/99     1900 bought              12.75
3/30/99     3400 bought              12.3824
3/31/99     6800 bought              12.6471
4/1/99      1000 bought              12.75
4/5/99      3500 bought              12.625
4/6/99      4100 bought              12.4634
4/7/99     10300 bought              12.8786
4/8/99      5000 bought              12.875
4/9/99      8900 bought              12.6657
4/12/99    20800 bought              12.8702
4/13/99     3900 bought              12.766
4/13/99     3200 bought              12.875
4/14/99      600 bought              12.9167
4/15/99     1300 bought              12.774
4/16/99     4000 bought              12.6406
4/19/99    10500 bought              12.875
4/23/99      900 bought              12.7222
4/27/99     1000 bought              12.875
4/28/99     1900 bought              13.0625
5/3/99      1600 bought              13.25
5/4/99      2700 bought              13.25
5/5/99      3400 bought              13.25
5/6/99       900 bought              13.2609


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 1999                     Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary

                                   EXHIBIT A

                  The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777,
Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address   	 Principal Occupation
- ----------------    		--------------------
Ronald G. Olin		Investment Advisor
Sandra D. Olin		Director
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	      Investment Advisor
William A. Clark		Investment Advisor
Ralph D. McBride	      Attorney

                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
- ----------------                	  --------------------
Ronald G. Olin		Investment Advisor
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	      Investment Advisor
William A. Clark		Investment Advisor


               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

                  The following shareholders and/or partners may be deemed to control the Reporting Persons:

Ronald G. Olin